SUB-ITEM 77C:
Proxy Results

At the Annual Meeting of Stockholders of each of the Helios Strategic Mortgage Income Fund, Inc. and the Helios Total Return Fund, Inc. held on March 25, 2010, stockholders voted on a proposal to elect a Director Nominee or Class II Director to the Board of Directors of each Fund.
A description of the proposal and the shares voted in favor, shares voted against and shares abstaining with respect to the proposal were as follows:

Helios Strategic Mortgage Income Fund, Inc.

1. To elect the Class II Nominee Rodman L. Drake

Shares Voted For 8,668,777
Shares Voted Against 0
Shares Voted Abstain 339,690

Helios Total Return Fund, Inc.

1. To elect the Class II Nominee Rodman L. Drake

Shares Voted For 25,296,246
Shares Voted Against 0
Shares Voted Abstain 1,125,511